SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Everlast Worldwide Inc.

(Name of Issuer)

Common Stock, $0.002 par value per share

(Title of Class of Securities)

300355104

(CUSIP Number)

Michael Oliver

Unit A, Brook Park East Road,

Shirebrook, Mansfield, NG20 8RY, United Kingdom

+44 (0) 870 333 9400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Sarah Murphy, Esq.	Matthew F. Herman, Esq.
Freshfields Bruckhaus Deringer	Freshfields Bruckhaus Deringer LLP
65 Fleet Street	520 Madison Avenue, 34th Floor
London, EC4Y 1HS	New York, NY 10022
UNITED KINGDOM	UNITED STATES OF AMERICA
+44 20 7936 4000	+1 212 277 4000

June 28, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ❑.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

13D

CUSIP No. 300355104	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brands Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions): BK, WC, 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED	8	SHARED VOTING POWER 515,941
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 515,941
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
14	TYPE OF REPORTING PERSON (See Instructions): HC, CO

13D

CUSIP No. 300355104	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EWI Acquisition, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) BK, WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED	8	SHARED VOTING POWER 515,941
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 515,941
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 300355104	Page 4 of 11 Pages

Item 1. Security and Issuer

This statement on Schedule 13D (this “STATEMENT”) relates to the common stock, par value $0.002 per share (the “COMMON STOCK”), of Everlast Worldwide Inc., a Delaware corporation (the “COMPANY”). The address of the principal executive offices of the Company is 1350 Broadway, Suite 2300, New York, NY.

Item 2. Identity and Background

This Statement is being filed jointly by Brands Holdings Ltd. (“Holdings”) and EWI Acquisition, Inc. (“Merger Sub” and, together with Holdings, the “REPORTING PERSONS”).*

Holdings

Holdings is a private limited company organized under the laws of England and is wholly owned by Sports Direct International plc (“SDI”), a public limited company organized under the laws of England. SDI is a holding company for the SDI Group, which is a sports retailer based in the United Kingdom and the owner of several internationally recognized sports and leisure brands. The SDI group offers a wide range of branded sports and leisure apparel, replica kit, footwear and sports equipment through its retail operations, and also operates an international wholesale and licensing business through its branded operations. The address of the principal offices of both Holdings and SDI is Unit A, Brook Park East Road, Shirebrook, Mansfield, NG20 8RY, United Kingdom. SDI is controlled by Mike Ashley, whose business address is listed in SCHEDULE I.

Merger Sub

Merger Sub is a Delaware corporation and is a wholly owned subsidiary of Holdings. Merger Sub was incorporated on June 27, 2007 and was formed solely for the purpose of effecting the merger and the transaction related to the Merger Agreement (as defined in Item 4). The address of the principal office of Merger Sub is c/o Brands Holdings Ltd., Unit A, Brook Park East Road, Shirebrook, Mansfield, NG20 8RY, United Kingdom.

Attached hereto as SCHEDULE I is a list of the executive officers and/or directors and controlling persons of Holdings, Merger Sub and SDI. SCHEDULE I sets forth the following information with respect to each such person.

(a) name;

(b) business address;

(c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(d) citizenship.

During the last five years, no Reporting Person and, to the knowledge of the Reporting Persons, no person listed on SCHEDULE I, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 300355104	Page 5 of 11 Pages

This Item 2 is qualified in its entirety by reference to SCHEDULE I, which is attached hereto and incorporated into this Item by reference.

Item 3. Source and Amount of Funds or Other Consideration

It is currently anticipated that the consideration will be furnished from working capital and funds being made available by existing lenders to the SDI group. The description of the Merger set forth in Item 4 below is incorporated by reference in its entirety in this Item 3 and is qualified in its entirety by reference to the Merger Agreement.

Item 4. Purpose of Transaction

On June 28, 2007, the Issuer entered into an Agreement and Plan of Merger, dated as of June 28, 2007 (the "Merger Agreement"), as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of June 29, 2007 (the "Amendment No. 1 to Agreement and Plan of Merger"; as so amended, the "Amended Merger Agreement"), with Holdings and Merger Sub pursuant to which each of the holders of the outstanding Common Stock will receive $33.00 per share in cash. Under the Amended Merger Agreement, each issued and outstanding share of Common Stock of the Issuer not held by Holdings, Merger Sub or the Issuer, or by the Issuer's stockholders who perfect their appraisal rights under Delaware law, will be converted into the right to receive $33.00 per share in cash and Merger Sub will thereafter merge with and into the Issuer with the Issuer being the surviving corporation in the merger. As a result of the merger, the Issuer will cease to be a publicly traded company. The Amended Merger Agreement and related transactions are subject to the approval of the Issuer's stockholders, the expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and certain other customary closing conditions, which are expected to be completed during the second half of 2007. No members of the management or the Board of Directors of the Issuer will be participating in the purchase of the Issuer.

Concurrent with the execution of the Merger Agreement, on June 28, 2007, The Estate of George Q Horowitz (the "Estate") entered into a voting agreement (the "Voting Agreement") with Holdings and Merger Sub pursuant to which, subject to certain exceptions, the Estate has agreed to vote or execute consents, as applicable, with respect to such shares of Common Stock and any shares acquired after the date of the Voting Agreement: (i) in favor of the approval of the Merger Agreement (including as amended pursuant to Amendment No. 1 to the Agreement and Plan of Merger) and the transactions contemplated by the Merger Agreement (including as amended pursuant to Amendment No. 1 to the Agreement and Plan of Merger); (ii) against any action, proposal, transaction or agreement involving the Issuer or its subsidiaries that would reasonably be expected to, in any material respect, prevent, impede, frustrate, interfere with, delay, postpone or adversely affect the merger or the transactions contemplated by the Merger Agreement (including as amended pursuant to Amendment No. 1 to the Agreement and Plan of Merger); and (iii) against any acquisition proposal other than an acquisition proposal made by Holdings. The Voting Agreement terminates upon the earlier to occur of (1) the effective time of the merger, and (2) the termination of the Merger Agreement in accordance with the terms thereof.

Concurrent with the Merger Agreement, on June 28, 2007 SDI entered into a guarantee agreement (the "Guarantee") under which SDI agreed to guarantee Holding's financial obligations under the Merger Agreement (including as amended pursuant to Amendment No. 1 to the Agreement and Plan of Merger).

CUSIP No. 300355104	Page 6 of 11 Pages

This description of the Merger Agreement, Amendment No. 1 to Agreement and Plan of Merger, the Voting Agreement and the Guarantee is qualified in its entirety by reference to the Merger Agreement, Amendment No. 1 to Agreement and Plan of Merger, the Voting Agreement and the Guarantee, copies of which have been filed as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

As a result of the Voting Agreement, the Reporting Persons may be deemed to be the beneficial owner of the 515,941 shares of Common Stock owned by the Estate of George Q Horowitz (the "Subject Shares"). Based on information contained in the Issuer's Form 10-Q filing with the Commission, dated April 27, 2007, there are 4,071,858 issued and outstanding shares of Common Stock; accordingly, the Subject Shares constitute approximately 12.7% of the issued and outstanding Common Stock. Pursuant to the Voting Agreement, voting power for the purposes described in the Voting Agreement is shared with the Estate of George Q Horowitz and Holdings. Holdings does not have the sole power to vote or to direct the vote or any power to dispose or to direct the disposition of any shares of Common Stock pursuant to the Voting Agreement and Holdings is not entitled to any other rights as a shareholder of the Issuer as to the Subject Shares covered by the Voting Agreement. As a result of the foregoing, the Reporting Persons and the Estate of George Q Horowitz may be deemed to have formed a "group" within the meaning of Section 13(d) of the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13D and nothing herein shall be construed as an admission that the Reporting Persons constitute a "group" with the Estate of George Q Horowitz. Each Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock that are covered by the Voting Agreement. To the best of each Reporting Person's knowledge, no shares of Common Stock are beneficially owned by any of the individuals named in Sections 1 - 3 of Item 2 hereto.

(c) No Reporting Person, nor, to the knowledge of any Reporting Person, any individual named in Sections 1 - 3 of Item 2 hereto, has effected any transaction in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 300355104	Page 7 of 11 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Each of the Merger Agreement, Amendment No. 1 to the Agreement and Plan of Merger, the Voting Agreement and the Guarantee (each of which is defined and described in Item 4, which definitions and descriptions are incorporated herein by reference) are filed as exhibits hereto and are incorporated by reference in their entirety into this Item 6.

Except as described in this Item 6, neither of the Reporting Persons or, to the knowledge of each of the Reporting Persons, any of the persons listed on SCHEDULE I, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to be Filed as Exhibits.

(a) Agreement and Plan of Merger, dated as of June 28, 2007, among Brands Holdings Ltd., EWI Acquisition, Inc. and Everlast Worldwide Inc.

(b) Amendment No. 1 to Agreement and Plan of Merger, dated as of June 29, 2007, among Brands Holdings Ltd., EWI Acquisition, Inc. and Everlast Worldwide Inc.

(c) Voting Agreement, dated as of June 28, 2007, by and among Brands Holdings Ltd., EWI Acquisition, Inc. and The Estate of George Q Horowitz.

(d) Guarantee of Sports Direct International plc, dated June 28, 2007, in favor of Everlast Worldwide Inc.

[SIGNATURE PAGE FOLLOWS]

SCHEDULE 13D

CUSIP No. 300355104	Page 8 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: July 9, 2007

Brands Holdings Ltd.

/S/ David Forsey

By:     David Forsey

Title:  Director

EWI Acquisition, Inc.

/S/ Robert Mellors

By:     Robert Mellors

Title:   Director

SCHEDULE 13D

CUSIP No. 300355104	Page 9 of 11 Pages

EXHIBIT INDEX

Number	Exhibit
99.1	Voting Agreement, dated as of June 28, 2007, by and among Brands Holdings Ltd., EWI Acquisition, Inc. and The Estate of George Q Horowitz.
99.2	Agreement and Plan of Merger, dated as of June 28, 2007, among Brands Holdings Ltd., EWI Acquisition, Inc. and Everlast Worldwide Inc.
99.3	Amendment No. 1 to Agreement and Plan of Merger, dated as of June 29, 2007, among Brands Holdings Ltd., EWI Acquisition, Inc. and Everlast Worldwide Inc.
99.4	Guarantee of Sports Direct International plc, dated June 28, 2007, in favor of Everlast Worldwide Inc.

SCHEDULE I

BRANDS HOLDINGS LTD.

The name, position, residence or business address, citizenship and present principal occupation of each director and executive officer of Brands Holdings Ltd. are set forth below:

Name of Director or Executive Officer	Title/Position	Citizenship/State of Organization	Residence or Business Address
Michael Ashley	Director	England	Unit A, Brook Park East Road, Shirebrook, Mansfield, NG20 8RY, United Kingdom
David Forsey	Director	England	Unit A, Brook Park East Road, Shirebrook, Mansfield, NG20 8RY, United Kingdom

SCHEDULE 13D

CUSIP No. 300355104	Page 10 of 11 Pages

EWI ACQUISITION, INC.

The name, position, residence or business address, citizenship and present principal occupation of each director and executive officer of EWI Acquisition, Inc. are set forth below:

Name of Director or Executive Officer	Title/Position	Citizenship/State of Organization	Residence or Business Address
David Forsey	Director; Chairman; President and Chief Executive	England	Unit A, Brook Park East Road, Shirebrook, Mansfield, NG20 8RY, United Kingdom
Robert Mellors	Director; Secretary and Treasurer	England	Unit A, Brook Park East Road, Shirebrook, Mansfield, NG20 8RY, United Kingdom
Justin Barnes	Vice President	England	Unit A, Brook Park East Road, Shirebrook, Mansfield, NG20 8RY, United Kingdom

SCHEDULE 13D

CUSIP No. 300355104	Page 11 of 11 Pages

Sports Direct International plc

The name, position, residence or business address, citizenship and present principal occupation of each director and executive officer of Sports Direct International plc are set forth below:

Name of Director or Executive Officer	Title/Position	Citizenship/State of Organization	Residence or Business Address
Simon Bentley	Director; Chairman	England	Unit A, Brook Park East Road, Shirebrook, Mansfield, NG20 8RY, United Kingdom
Michael Ashley	Director; Executive deputy Chairman	England	Unit A, Brook Park East Road, Shirebrook, Mansfield, NG20 8RY, United Kingdom
David Forsey	Director; Chief Executive	England	Unit A, Brook Park East Road, Shirebrook, Mansfield, NG20 8RY, United Kingdom
Robert Mellors	Director; Finance director	England	Unit A, Brook Park East Road, Shirebrook, Mansfield, NG20 8RY, United Kingdom
Chris Bulmer	Director	England	Unit A, Brook Park East Road, Shirebrook, Mansfield, NG20 8RY, United Kingdom